Exhibit 99.1

Proteostasis Therapeutics & Elan Form Drug Discovery Initiative

Strategic Relationship Combines Proteostasis’ Proprietary “Proteostasis Network” Platform With Elan’s Biology, Genetics And Neurology Disease Expertise

Cambridge, MA and Dublin, May 25, 2011 - Proteostasis Therapeutics (“Proteostasis”) and Elan Corporation (NYSE:  ELN) today announced a strategic business relationship to advance Proteostasis’ platform for the discovery and development of disease-modifying, small molecule drugs and diagnostics for the treatment of neurodegenerative disorders such as Parkinson’s, Huntington’s, multiple sclerosis and amyotrophic lateral sclerosis (ALS), and a broad array of dementia-related diseases including Alzheimer’s.  This innovative initiative will combine Proteostasis’ unique discovery technology, novel targets and compounds that modulate key Proteostasis Network pathways with Elan’s long-standing strength in proprietary animal models, biology, medicinal chemistry and clinical development.

Under terms of the agreement, Elan invested $20 million into equity capital of Proteostasis and will have an opportunity to provide an additional $30 million in collaboration funding over five years. As part of the agreement, Elan will become an approximate 24% shareholder in Proteostasis, obtained a right of first negotiation to exclusively license compounds emerging from the combined initiative and will have the right to a seat on the Proteostasis board of directors as well as its scientific advisory board. By mutual agreement, this innovative relationship can be extended for a further five years.

Peter Reinhart, Ph.D., President and Chief Scientific Officer of Proteostasis, commented, “We are excited to announce this promising collaboration with Elan, a proven leader in innovative neurodegenerative disease drug development.  This alliance recognizes our progress to date and provides an opportunity to further advance Proteostasis’ novel drug discovery platform.  Elan’s proprietary disease models and development expertise will enable us to accelerate our programs, each of which has the potential for developing therapeutics to treat multiple neurodegenerative diseases.”

Dale Schenk, Ph.D., Executive Vice President and Chief Scientific Officer, as well as Ted Yednock, Ph.D., Executive Vice President and head of research for Elan, added their comments by stating that, “Through an emphasis on protein folding and turnover, the Proteostasis business relationship is both complementary and additive to our internal research effort which is focused on genetic targets associated with a broad array of neurodegenerative disorders. This initiative enables us to simultaneously expand possible targets and accelerate our progress in bringing science to patients, as we believe that this area is central for further scientific and clinical advancements.”

“Proteostasis’ drug discovery platform is based on an emerging concept in biology, namely that perturbations in the Proteostasis Network pathways fundamentally underlie a wide variety of diseases, including neurodegenerative diseases as well as orphan conditions such as cystic fibrosis and lysosomal storage disorders,” said Christopher K. Mirabelli, Ph.D., Chairman of the Board of Proteostasis. “This alliance provides a creative approach to financing our discovery platform and supporting the development of multiple discovery and development programs in parallel.”

Kelly Martin, Chief Executive Officer of Elan, added that, “This initiative with Proteostasis reinforces our commitment and strategic business objective of being an exceptionally high-caliber, science-driven company and provides a multitude of opportunities for Elan to advance its position as a world leader in the broad field of neuroscience. Importantly, and given the construct of the deal as a capital investment, this transaction is being consummated in a manner that will have a minimal near-term financial impact on our income statement and enable shareholders to realize the benefits of the operating leverage, embedded into our business, that combines expected double-digit revenue growth with a stable and well defined overall cost structure.”

About Proteostasis Therapeutics

Proteostasis Therapeutics is developing “Proteostasis Regulators” (PRs), small molecule drugs that restore proper protein function or remove misfolded and aggregated proteins to treat neurodegenerative, metabolic, genetic and inflammatory disorders.  The Proteostasis Network is the cellular machinery responsible for protein folding, trafficking and clearance, and can become imbalanced by the cumulative effects of aging, disease, genetics, and environmental factors.  PTI was founded by leading scientists who discovered a pioneering approach for treating disease by restoring protein network homeostasis. www.proteostasis.com

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Except for historical information, all of the statements, expectations and assumptions contained in this news release, including expectations and assumptions about Proteostasis’ and Elan's strategic business relationship, are forward-looking statements that involve a number of risks and uncertainties. Although Proteostasis and Elan attempt to be accurate in making these forward-looking statements, future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors which could cause results to differ materially include the following: risks associated with collaborative relationships; whether Proteostasis and Elan can successfully discover and develop potential products and agree on licensing terms for any such products;   competition;  and the other risk factors set forth from time to time in the Securities and Exchange Commission filings for Elan, copies of which are available free of charge upon request from Elan investor relations.

Proteostasis Contacts:
Proteostasis Therapeutics:
Pauline Jen Ryan
(617) 225-0096

Media:
Douglas MacDougall or Jennifer Conrad
MacDougall Biomedical Communications
(781) 235-3060

Elan Corporation, plc:
Investor Relations:
Chris Burns
Ph: 800-252-3526
David Marshall
Ph: 353-1-709-4444

Media Relations:
Niamh Lyons
Ph: 353-1-663-3600
US Media Relations
Ph: 866-964-8256